

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 2, 2017

Jay Wenjie Xiao
Chief Executive Officer and Director
LexinFintech Holdings Ltd.
27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518052
The People's Republic of China

     Re: LexinFintech Holdings Ltd.
             Amendment No. 3 to
             Draft Registration Statement on Form F-1
             Submitted October 18, 2017
             CIK No. 0001708259

Dear Mr. Xiao:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business

Our Loan Products

Installment purchase loans, page 138

1.   We note your response to comment 2 stating that installment purchase loans are funded by both investors on Juzi Licai and various institutional funding partners in your direct lending programs. Please revise your disclosures on page 140 to clarify that loans funded

Jay Wenjie Xiao
LexinFintech Holdings Ltd.
November 2, 2017
Page 2

by institutional funding partners in your direct lending programs can be either on- or off-balance sheet loans. In addition, for installment purchase loans that are funded by institutional funding partners in your direct lending programs and are deemed to be off-balance sheet loans, tell us and disclose how you determined the units of accounting including the related direct online sale and how you allocated the arrangement consideration to the units along with the related revenue recognition.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 14 – Net (Loss) / Income Per Share, page F-112

2.   Please tell us how you computed income allocated to participating preferred shares for the six months ended June 30, 2017 and 2016 and explain your basis for the allocation. In this regard, reference is made to the last paragraph on page F-109, which discloses that holders of Preferred Shares are entitled to dividends prior and in preference to common stock. As part of your response, address the following:

- Revise your disclosures to clarify whether the preferred shares are cumulative or noncumulative, as well as any other substantive terms that are associated with the preferred shares that impact the allocation of income to those preferred shares.

- Explain how the convertible preferred share dividend rights were considered and calculated in the allocation to the participating preferred shares.

- Provide us with the reference to the authoritative literature that supports your accounting treatment and presentation.

You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Craig Yan Zeng
        Z. Julie Gao, Esq.